UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Authorized Capital Publicly-held Company

CNPJ/MF No. 90.400.888/0001-42 -NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), to supplement the provisions of the Material Fact disclosed on September 26, 2013 and the Notice to Shareholders disclosed on April 23, 2014, advises its shareholders and the market at large of the following operational information with regard to the Company’s stock dividend and grouping of shares approved in the Extraordinary General Meeting held on March 18, 2014 (“EGM”):

Blocking of shareholding position for purposes of sale of shares and/or Units

The request for blocking of shareholding positions for purposes of sale of shares and/or Units, which are not under custody of brokerage firms or of other custodians, held on or before May 22, 2014 shall be confirmed by the shareholders by means of their brokerage firms on or before May 27, 2014. The blocking not confirmed on or before May 27, 2014 shall be automatically cancelled by the Company.

The requests for blocking of shareholding positions shall be made by means of delivery of Share Transfer Orders (Ordens de Transferência de Ações – OTAs), and they shall be submitted to the Fiduciary Services – Bookkeeping of Shares division (Serviços Fiduciários – Escrituração de Ações), the depositary institution of the book-entry shares, located at Rua Amador Bueno, 474, 2º floor, block D, Santo Amaro, São Paulo – SP – Zip Code 04752-005. The Company shall not process requests for blocking of shareholding positions between the period of May 23, 2014 and June 2, 2014. The Company shall return to receive requests for blocking of shareholding positions for purposes of sale of shares and/or Units as of June 3, 2014.

Issuance and cancellation of Units

The Company shall regularly process the requests for issuance and cancellation of Units held on or before May 26, 2014 in accordance with the procedures currently adopted. Between May 27, 2014 and June 2, 2014, the Company shall not process requests for such purpose. The Company shall resume processing as of June 3, 2014, already considering the effects of stock dividend and grouping in the shareholders’ position.

The purpose of the measures stated above is to avoid operating problems in the period of update of shareholding position by reason of the stock dividend and grouping of shares approved in the EGM.

São Paulo, May 22, 2014

Carlos Alberto López Galán

Investors’ Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 22, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer